January 15, 2026

Summary of changes

There's been a change in the list of 14 Principals:

Title Status Change:

Dubuc, Etienne	Executive Vice President - Capital Markets	October 2025
Gosselin, Jean-Michel	VP Capital Markets Operations	October 2025
Tessier, Jean-François	EVP & Managing Director, Head of Commodities, Co-Head of Risk Management Solutions, Structured Products and Funding	October 2025
Ciaffone, Christina	Senior Director and CCO, Security-Based Swap Dealer Compliance	January 2026

Principal deleted from the list:

Araji, Nizar	VP & Chief Compliance Officer, Capital Markets	January 2026

Reminder: We cannot add these two regulators in Form SBSE-A.

English Name of Foreign Financial Regulatory	Foreign Registration No. (if any)	English Name of Country
Northwest Territories, Office of the Superintendent of Securities	N/A	Northwest Territories, Canada
Nunavut, Office of the Superintendent of Securities	N/A	Nunavut, Canada